

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2014

Via E-mail
Mr. James R. Hills
Chief Executive Officer
Safety Quick Lighting & Fan Corp.
One Buckhead Plaza
3060 Peachtree Road, Suite 390
Atlanta, GA 30305

> **Re:** **Safety Quick Lighting & Fan Corp.**
> **Registration Statement on Form S-1**
> **Filed August 1, 2014, as amended August 5, 2014**
> **File No. 333-197821**

Dear Mr. Hills:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering for resale all of your 35,500,000 outstanding shares of common stock as well as an additional 27,985,919 shares of common stock underlying convertible and exchangeable securities. Please provide your analysis of why the offering is a true secondary offering and not an indirect offering by the company through the selling shareholders to create a market in your shares. Please note that, if the offering is deemed to be an indirect primary offering, the selling shareholders must be identified as underwriters and the offering price of the shares must be fixed for the duration of the offering. Please refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Section 612.09, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

2. Please revise your disclosure throughout the registration statement to make clear whether you intend to seek quotation on the OTCBB. On page 3 you state that you "intend to have an application filed on our behalf." However, on the prospectus cover page and page 51 you state that you "have not made a decision to seek quotation on the Over-the-Counter Bulletin Board."

Prospectus Cover Page

3. Please disclose the exercise and conversion prices of the options, warrants and convertible debt whose underlying shares you are registering. Remove from the prospectus cover page the potential proceeds you may receive upon exercise of the options and warrants since the holders of these securities may never exercise them.

Prospectus Summary, page 1

4. Please disclose in the Prospectus Summary and Risk Factors that your auditors have issued a going concern opinion, explaining what that means.

Our History, page 2

5. Please disclose the extent to which you have manufactured or sold any light fixtures or ceiling fans incorporating your SQL technology.

The Offering, page 3

6. Please disclose on page 4 and under "Convertible Notes Offering" on page 20 the material terms of the convertible notes and warrants issued in your notes offerings. Also disclose the principal amount of 12% and 15% Secured Convertible Promissory Notes outstanding and the amount of net proceeds received by the company from the notes offerings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

7. In this section you discuss the License Agreement with General Electric Company entered into in June 2011 as part of your new business model. However, on page 27 you discuss how revenues, for example, decreased to $0 in 2013 from $78,000 in 2012 as attributed to the company's reengineering of its business model to reflect a new business direction. Please reconcile these disclosures.

8. Please discuss the steps, timing and capital resources needed to implement your new business model.

Business, page 39

9. Please discuss the current status of your operations. Discuss where you are in implementing your new business model.

Overview, page 39

10. You state in this section that your socket and plug products can support appliances up to 50 pounds. However, on page F-40, for example, you state that your device can hold up to 200 pounds. Please reconcile and revise.

Intellectual Property, page 42

11. Please revise your disclosure to make clear whether the patents pending in China and India cover the same technology for patents issued in the U.S. Additionally, it does not appear that you have any operations in India. Please explain why you have one issued and one pending patent application in this country.

Financial statements

Note 5 – Debt, page F-21

12. Please expand the disclosure to clarify that the $120,000 of notes payable in default as of December 31, 2013 is classified as a current liability.

Age of Financial Statements

13. Update the financial statements and other financial information in the filing to include the interim period ended June 30, 2014. Please refer to the guidance in Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Senior Staff Accountant, at 202-551-3349 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Peter J. Gennuso, Esq.
        Thompson Hine LLP